Mail Stop 3010

April 27, 2009

Via U.S. Mail and Fax (317) 685-7222
Mr. Stephen E. Sterrett
Executive Vice President and Chief Financial Officer
Simon Property Group, L.P.
225 West Washington Street
Indianapolis, IN 46204

> RE: **Simon Property Group, L.P.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 333-11491**

Dear Mr. Sterrett:

 We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 10. Partners' Equity

Preferred Units, page 101

1. We note that for most of your series of preferred units you may be required to redeem the preferred units either in cash or common units at your option. However, disclosure in the

footnotes of Simon Property Group, Inc. indicates that such redemptions must be in either cash or common stock. Please clarify to us which registrant's footnote is accurate.

2.   Please tell us how you have determined that the preferred units should be presented within Partners' Capital on your Consolidated Balance Sheets. Additionally, tell us how you have valued these units. Refer to EITF D-98. In future filings, please revise your accounting policy footnote related to these units to discuss the accounting for the units rather than, or in addition to, Simon Property Group Inc.'s accounting for the units.

3.   We note that the Series I preferred units are convertible into common units and that once converted the holder may elect to convert the common units into common stock of Simon Property Group, Inc. Furthermore a holder of the preferred units also has the option to exchange the series I preferred units for an equal number if shares of Series I preferred stock of Simon Property Group, Inc. Please tell us how you have determined that the Series I preferred units should be presented within Partners' Capital on your Consolidated Balance Sheets. Additionally, tell us how you have valued these units. Refer to EITF D-98.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

Daniel L. Gordon
Branch Chief